UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

SIBERIAN ENERGY GROUP INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

825726201
(CUSIP Number)

Timothy Peara
330 Madison Ave, 6th Floor
New York, NY 10017
Telephone: (212) 828-3011

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 1, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

| 1 |	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Timothy Peara

| 2 |	Check the Appropriate Box if a Member of a Group	(a)[ ]
(b)[ ]

| 3 |	SEC Use Only

| 4 |	Source of Funds
OO

| 5 |	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

| 6 |	Citizenship or Place of Organization
USA and UK

| 7 | Sole Voting Power (see Item 3 and Item 5 below)
2,963,578
Number of
Shares Bene-
ficially	| 8 | Shares Voting Power
Owned by Each	0
Reporting
Person With	| 9 | Sole Dispositive Power
(a) Shares of common stock: 2,963,578
(b) Shares of common stock issuable in connection with the exercise of options: 684,715

| 10 | Shared Dispositive Power
N/A

| 11 |	Aggregate Amount Beneficially Owned by Each Reporting Person (see Item 3)
(a) Total shares (not including those described in Section 11(b)): 2,963,578
(b) Total shares of common stock issuable in connection with the exercise of warrants and options: 684,715

| 12 |	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
N/A

| 13 |	Percent of Class Represented by Amount in Row (11) (see Item 3 and Item 5)
Common stock (including options described in Section 11(b) above) which the Reporting Person is able to vote based on all voting shares outstanding: 8.5%

| 14 |	Type of Reporting Person
IN

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock of Siberian Energy Group Inc. (the “Company”).  The principal executive offices of the Company are located at 275 Madison Ave, 6th Floor, New York, NY 10016.

Item 2. Identity and Background

(a)-(c)  This Statement on Schedule 13D is being filed by Timothy Peara, an individual, and the Director of the Company.  Mr. Peara is also the Chief Operating Officer of Energy Invest Group, Ltd.

(d)-(e)  During the last five years, Mr. Peara: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Peara is a citizen of the US and the UK.

Item 3. Source of Amount of Funds or Other Compensation

Mr. Peara received certain of his shares and the options over the course of the past five years in consideration for services rendered to the Company by himself and an entity which he controls, Alternative Energy Finance.

Additionally, in October 2010, the Company entered into Debt Conversion Agreements with nine (9) creditors of the Company including Alternative Energy Finance (which is an entity controlled by Mr. Peara), which converted $158,924 of debt owed to it by the Company into 1,444,767 shares of restricted common stock and Mr. Peara, who converted $147,537 of debt owed to him by the Company into 1,341,242 shares of restricted common stock at the rate of one share for each $0.11 of debt converted (the “Conversion”).  The Conversion price of $0.11 per share was calculated based on the average market price of the Company’s common stock on the Over-The-Counter Bulletin Board for the six months prior to September 30, 2010.

Item 4. Purpose of Transaction

Mr. Peara acquired the securities for investment purposes.  Depending on general market and economic conditions affecting the Company and other relevant factors, Mr. Peara may purchase additional securities of the Company or dispose of some or all of the securities from time to time in open market transactions, private transactions or otherwise.

Mr. Peara also acquired the securities of the Company in a transaction which may relate to or result in:

(a)	the acquisition by persons of additional securities of the Company, or the disposition of securities of the Company;

(b)	a reorganization involving the Company;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	a change in the present board of directors and management of the Company, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	a material change in the present capitalization or dividend policy of the Company;

(f)	other material changes in the Company’s business or corporate structure;

(g)	changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

Mr. Peara does not have any immediate plans or proposals which relate to or result in:

(h)
causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated in (h) through (i), above.

Item 5. Interest in Securities of the Issuer

(a)
Mr. Peara beneficially owns 2,963,578 shares of common stock and options to purchase an aggregate of 684,715 shares of the Company’s common stock representing 7% of the Company’s currently outstanding shares and 8.5% of the Company’s outstanding shares assuming the exercise of all options held by Mr. Peara.

(b)	Mr. Peara holds the rights to vote 2,963,578 shares of common stock representing 7% of the Company’s total voting shares.

(c)	N/A.

(d)
No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the 2,963,578 shares of common stock or the 684,715 options beneficially owned by Mr. Peara.

(e)	N/A

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2010

By:	/s/ Timothy Peara
Timothy Peara